Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Second Quarter and Six-month period ended June 30, 2024

Glyfada, Greece, September 12, 2024, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated financial results for the second quarter and six-month period ended June 30, 2024.

•	Revenue
o	$9.5 million in Q2 2024
o	$17.2 million in H1 2024
•	Net income
o	$3.3 million net income in Q2 2024
o	$3 million net income in H1 2024
  Adjusted EBITDA
o	$4 million in Q2 2024
o	$6 million in H1 2024
  Time Charter Equivalent
o	$14,578 per day in Q2 2024
o	$13,246 per day in H1 2024

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of one Supramax, four Kamsarmax and two Ultramax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Marshall Is.
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
GLBS Hero	2024	Nihon Shipyard Co., Ltd.	Ultramax	January 2024	64,000	Marshall Is.
GLBS Might	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	August 2024	64,000	Marshall Is.
Weighted Average Age: 7.9 Years as at September 12, 2024					507,313

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

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Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

“We are pleased to deliver once again positive half year results whilst maintaining a healthy balance sheet and remaining committed to renew and expand our fleet with modern and fuel-efficient vessels.

The chartering market so far in 2024, albeit not spectacular, has been relatively healthy. Various dynamics and cargo flows keep shifting constantly, we have managed to remain profitable and keep our operating costs at reasonable levels and the fleet utilization high. Notwithstanding the significant geopolitical challenges around the world, we are navigating through these challenges without having to forego market opportunities that may appear.

2024 so far has been a significant year for the Company, having taken delivery of two newbuilding Ultramaxes and expecting to take delivery of a third one shortly. In addition to these vessels, we also have two newbuilding vessels being built in Japan to be delivered in 2026. At the same time, we have disposed of a 2005 Panamax for a gain. Furthermore, we managed to finance the new vessels acquired under what we view as favorable terms and conditions.

It is so satisfactory to see our new vessels competitive and sought after by reputable charterers and currently trading at premiums to the BSI 58 index; additionally, and so far, they have proven to be significantly more efficient than the older Supramaxes replaced in the fleet.

We continue to evaluate newbuildings of larger size as well as alternative fuel options and at the same time keep an eye in the secondhand market examining possibilities for further expansion of the fleet with fuel-efficient vessels.

Internal discussions are ongoing regarding the options we see in the market, the prices and the delivery positions. At the same time, we are exploring various financing opportunities that open up to new markets across the globe. Our goal is to create and expand shareholder value while maintaining a healthy balance sheet as well as meeting or exceeding the safety and quality standards of our industry and customers.”

Recent Developments

Delivery of new building vessel

On January 22, 2024, the Company paid the remaining $18.5 million at Nihon Shipyard Co. in Japan and on January 25, 2024, the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, of which the Company had previously announced on May 10, 2022, and was named “m/v GLBS Hero”. The total cost of the new vessel was approximately $37.5 million.

On August 12, 2024, the Company paid the remaining $18.0 million at Nantong Cosco KHI Ship Engineering Co., Ltd. and on August 20, 2024, the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, of which the Company had previously announced on August 23, 2023, and was named “m/v GLBS Might”. The total cost of the new vessel was approximately $35.3 million.

Debt financing & Financial Liability

On February 23, 2024, the Company, through its subsidiary Daxos Maritime Limited, entered into a $28 million sale and leaseback agreement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier “GLBS Might” which was delivered from the relevant shipyard on August 20, 2024. The Company has an obligation to purchase back the vessel at the end of the ten-year charter period. On February 28, 2024, the Company drew down the amount of $2.8 million, being the 10% deposit of the purchase price and on August 16, 2024, the Company drew down the remaining 90% of the purchase price, being $25.2 million.

On May 23, 2024, the Company reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid by 20 consecutive quarterly instalments of $295,000 each, and $17.1 million to be paid together with the 20th (and last) instalment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, the Company drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million.

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Sale of vessel

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on July 8, 2024.

Miscellaneous Developments

On March 13, 2024, the Company awarded a consultant affiliated with our chief executive officer a one-time bonus of $3 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. August 20, 2024 and September 20, 2024, respectively.

Following the successful delivery of the newbuilding vessel Hull NE442, named GLBS Might, the Company paid the $1.5 million bonus on August 26, 2024, to the consultant as per the aforementioned award.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares. No shares have been issued under the plan.

Earnings Highlights

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2024	2023	2024	2023
Revenue	9,516	7,835	17,229	16,414
Net income/(loss)	3,279	(1,161)	2,980	1,425
Adjusted EBITDA (1)	3,966	907	5,974	2,248
Basic income/(loss) per share (2)	0.16	(0.06)	0.14	0.07

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the six-month period ended June 30, 2024, and 2023 was 20,582,301. The weighted average number of shares for the three-month period ended June 30, 2024, and 2023 was 20,582,301.

Second quarter of the year 2024 compared to the second quarter of the year 2023

Net income for the second quarter of the year 2024 amounted to $3.3 million or $0.16 basic income per share based on 20,582,301 weighted average number of shares compared to net loss of $1.2 million or $0.06 basic loss per share based on 20,582,301 weighted average number of shares for the same period last year.

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 Revenue

During the three-month period ended June 30, 2024, and 2023, our Revenues reached $9.5 million and $7.8 million, respectively. The 22% increase in Revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the second quarter of 2024 compared to the same period in 2023. Daily Time Charter Equivalent rate (TCE) for the second quarter of 2024 was $14,578 per vessel per day against $8,244 per vessel per day during the same period in 2023 corresponding to an increase of 77%.

First half of the year 2024 compared to the first half of the year 2023

Net income for the six-month period ended June 30, 2024, amounted to $3 million or $0.14 basic income per share based on 20,582,301 weighted average number of shares, compared to $1.4 million for the same period last year or $0.07 basic income per share based on 20,582,301 weighted average number of shares.

Revenue

During the six-month period ended June 30, 2024, and 2023, our Revenues reached $17.2 million and $16.4 million, respectively. The 5% increase in Revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the six-month period ended June 30, 2024, compared to the same period in 2023. Daily Time Charter Equivalent rate (TCE) for the six-month period of 2024 was $13,246 per vessel per day against $8,518 per vessel per day during the same period in 2023, corresponding to an increase of 56%, which is attributed to the better conditions throughout the bulk market for the first half of 2024.

Fleet Summary data

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Ownership days (1)	637	793	1,250	1,603
Available days (2)	637	748	1,250	1,531
Operating days (3)	635	730	1,239	1,507
Fleet utilization (4)	99.7%	97.6%	99.1%	98.5%
Average number of vessels (5)	7.0	8.7	6.9	8.9
Daily time charter equivalent (TCE) rate (6)	$14,578	$8,244	$13,246	$8,518
Daily operating expenses (7)	$5,060	$5,464	$5,082	$5,522

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Selected Consolidated Financial & Operating Data

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(In thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated Condensed Statements of Operations:
Revenue	9,516	7,835	17,229	16,414
Voyage and Operating vessel expenses	(3,362)	(5,915)	(6,842)	(12,048)
General and administrative expenses	(2,148)	(998)	(4,380)	(2,112)
Depreciation and amortization	(2,130)	(2,329)	(4,385)	(4,767)
Reversal of Impairment	1,891	-	1,891	4,400
Other (expenses)/income & gain from sale of vessel, net	(40)	56	(33)	65
Interest expense/income, finance cost and foreign exchange (losses) / gains, net	(578)	(503)	(1,042)	(1,009)
Gain on derivative financial instruments, net	130	693	542	482
Net income/(loss) for the period	3,279	(1,161)	2,980	1,425

Basic net income/(loss) per share for the period (1)	0.16	(0.06)	0.14	0.07
Adjusted EBITDA (2)	3,966	907	5,974	2,248

(1) The weighted average number of shares for the six-month period ended June 30, 2024, and 2023 was 20,582,301. The weighted average number of shares for the three-month period ended June 30, 2024, and 2023 was 20,582,301.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

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 Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

·	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
·	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
·	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
·	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of U.S. dollars)	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Net income/(loss) for the period	3,279	(1,161)	2,980	1,425
Interest expense/income, finance cost and foreign exchange (losses) / gains, net	578	503	1,042	1,009
Gain on derivative financial instruments, net	(130)	(693)	(542)	(482)
Depreciation and amortization	2,130	2,329	4,385	4,767
Reversal of Impairment loss	(1,891)	-	(1,891)	(4,400)
Gain from sale of vessel	-	(71)	-	(71)
Adjusted EBITDA	3,966	907	5,974	2,248
Payment of deferred dry-docking costs	(10)	(2,441)	(537)	(6,387)
Net decrease/(increase) in operating assets	1,131	912	(126)	988
Net (increase)/decrease in operating liabilities	1,169	(1,036)	2,371	(1,082)
Provision for staff retirement indemnities	(35)	(1)	32	26
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	13	(10)	13	(17)
Net cash generated from/(used in) operating activities	6,234	(1,669)	7,727	(4,224)

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of U.S. dollars)	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from/ (used in) operating activities	6,234	(1,669)	7,727	(4,224)
Net cash (used in) / generated from investing activities	(10,121)	14,059	(29,244)	10,705
Net cash generated from/ (used in) financing activities	17,964	(5,313)	18,080	(6,080)

	As at June 30,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023
	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and other fixed assets, net	164,830	147,803
Cash and cash equivalents (including current restricted cash)	74,370	77,822
Other current and non-current assets & Held for sale	17,115	5,776
Total assets	256,315	231,401
Total equity	178,950	175,970
Total debt & Finance liabilities, net of unamortized debt discount	72,305	52,259
Other current and non-current liabilities	5,060	3,172
Total equity and liabilities	256,315	231,401

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About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of seven dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 507,313 Dwt and a weighted average age of 7.9 years as at September 12, 2024.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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